Sonnenschein
SONNENSCHEIN NATH & ROSENTHAL

1221 Avenue of the Americas
New York, NY 10020
212.768.6700
212.768.6800 fax
www.sonnenschein.com

Chicago
Kansas City
Los Angeles
New York
San Francisco
St. Louis
Washington, D.C.
West Palm Beach

Michael A. Bamberger
(212) 768-6756
mbamberger@sonnenschein.com

March 29, 2002

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: The Albert Fisher Group PLC
Your File No. 82-1020

Gentlemen:

On behalf of our client, The Albert Fisher Group PLC, we furnish herewith pursuant to Rule 12g3-2(b) of the 1934 Act a copy of the press release dated 28 March 2002 regarding the adverse effects of factors outlined in the January trading statement director.

Would you please acknowledge receipt of these documents on the enclosed copy of this letter and return it to us in the enclosed stamped self-addressed envelope. Thank you.

Sincerely yours,

Michael A. Bamberger

MAB:bf
Enclosures

cc: (without enclosures):
Terry Robinson
Mary Sweeney, Esq.

dlw 4/23

17324379\V-1

28 March 2002

THE ALBERT FISHER GROUP PLC
("Albert Fisher")

Trading has continued to be adversely affected by the factors outlined in the January trading statement.

Despite winning significant new business since January in our chilled food sectors and continued improvement in operational performance, business challenges in the short term have resulted in additional delays to the expected benefits of the business reorganisation. Therefore the Company's profit outcome for the financial year to 31 August 2002 is likely to be materially lower than current market expectations. The adverse trading performance has impacted the Company's financing arrangements which are being reviewed with its lenders.

A further announcement will be made in due course.

For further information please contact:

Terry Robinson, Chairman, Albert Fisher	Tel: 01442 261116
David Meller, Chief Executive, Albert Fisher	Tel: 01442 261116
Gavin Barry, Cardew & Co:	Tel: 020 7930 0777

Sonnenschein
SONNENSCHEIN NATH & ROSENTHAL

Michael A. Bamberger
(212) 768-6756
mbamberger@sonnenschein.com

1221 Avenue of the Americas
New York, NY 10020
212.768.6700
212.768.6800 fax
www.sonnenschein.com

Chicago
Kansas City
Los Angeles
New York
San Francisco
St. Louis
Washington, D.C.
West Palm Beach

March 29, 2002

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: The Albert Fisher Group PLC
Your File No. 82-1020

Gentlemen:

On behalf of our client, The Albert Fisher Group PLC, we furnish herewith pursuant to Rule 12g3-2(b) of the 1934 Act a copy of the press release dated 28 March 2002 regarding the adverse effects of factors outlined in the January trading statement director.

Would you please acknowledge receipt of these documents on the enclosed copy of this letter and return it to us in the enclosed stamped self-addressed envelope. Thank you.

Sincerely yours,

Michael A. Bamberger

MAB:bf
Enclosures

cc: (without enclosures):
Terry Robinson
Mary Sweeney, Esq.

17324379\V-1